PTL Limited

21 Bukit Batok Crescent

#24-71, WCEGA Tower

Singapore 658065

March 27, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C., 20549

Re:	PTL Limited
Registration Statement on Form F-1, as amended (File No. 333-286108)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, PTL Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on March 31, 2025, or as soon thereafter as practicable.

Very truly yours,

PTL Limited

By:	/s/ Ying Ying Chow
Name:	Ying Ying Chow
Title:	Chief Executive Officer and Director